Exhibit 99.1

Alex Wynaendts CEO Analyst & investor presentation February 24, 2011 Fourth quarter 2010 results AEGON aims to deliver sustainable earnings growth with an improved risk-return profile

Disclaimer Cautionary note regarding non-GAAP measures This presentation includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 "Segment information" of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON's primary financial statements and should not be viewed as a substitute for IFRS financial measures. We may define and calculate value of new business differently than other companies. Please see AEGON’s Embedded Value Report dated May 12, 2010 for an explanation of how we define and calculate. AEGON believes that these non-GAAP measures, together with the IFRS information, provide meaningful supplemental information that our management uses to run our business as well as useful information for the investment community to evaluate AEGON’s business relative to the businesses of our peers.  Local currencies and constant currency exchange rates This presentation contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.  Forward-looking statements The statements contained in this presentation that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following: Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom; Changes in the performance of financial markets, including emerging markets, such as with regard to: The frequency and severity of defaults by issuers in our fixed income investment portfolios; and The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

The frequency and severity of insured loss events; Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products; Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates; Increasing levels of competition in the Americas, the Netherlands, the United Kingdom and New Markets; Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers; Regulatory changes relating to the insurance industry in the jurisdictions in which we operate; Acts of God, acts of terrorism, acts of war and pandemics; Changes in the policies of central banks and/or governments; Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition; Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity; The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain; Litigation or regulatory action that could require us to pay significant damages or change the way we do business; Customer responsiveness to both new products and distribution channels; Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions; Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;  Our inability to obtain approval from the Dutch Central Bank to repay our core capital securities; and  Our inability to divest Transamerica Reinsurance on terms acceptable to us.   Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

AEGON aims to deliver Grow underlying earnings before tax on average 7-10% p.a.* Generate return on equity of 10%-12% medium term Fee business 30%-35% of UEBT by 2015 Improve operational free cash flow by 30% by 2015 Intent to pay a dividend of EUR 0.10 over 2011H2 in May 2012 Q4 2010 results Underlying earnings before tax of EUR 489 million Net income of EUR 318 million Excess capital of EUR 3.8 billion Equity raising Equity issuance of 10% to repurchase core capital securities to maintain strong capital buffer to achieve core capital of at least 75% of total capital by end 2012 Today’s announcements Aim to repurchase all core capital from Dutch State by end of June 2011 * Underlying earnings before tax in 2011 will be affected by strategic management actions. From this new base AEGON expects to grow underlying earnings before tax on average 7 to 10% per annum.

Continued strong underlying earnings in the fourth quarter Net income (EUR million) Underlying earnings before tax (EUR million) Underlying earnings before tax up 2% to EUR 489 million and included: Charge of EUR 30 million related to customer redress in the UK Release of EUR 28 million related to employee benefit plan in the US FY 2010 underlying earnings before tax increased 66% to EUR 1,972 million Net income declined and included: Realized gains of EUR 255 million primarily driven by the sale of multiple US mineral estates and normal trading in bond portfolios Impairments of EUR 133 million, mainly due to US real estate related securities and Irish banks Other charges of EUR 258 million Wind down small bank BOLI and COLI Hungarian pension legislation changes Hungarian bank tax Relocation offices in the US FY 2010 net income increased to EUR 1,760 million Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10

Gross deposits* (EUR billion) New life sales (EUR million) Robust new life sales US: growth in retail sales offset by lower life reinsurance sales NL: strong pension sales UK: lower annuities sales, partly offset by higher group pension sales New Markets: strong single premium production in Central & Eastern Europe and higher sales in Asia FY 2010 new life sales increased 5% to EUR 2.2 billion Strong gross deposits* US: growth in pension and VA deposits NL: lower saving deposits AEGON Asset Management: new mandates FY 2010 deposits increased 18% to EUR 32.6 billion Decline in VNB to EUR 141 million change in business mix as result of the strategic shift from spread to fee business FY 2010 VNB decreased 28% to EUR 555 million Continued strong sales and deposits demonstrating solid franchise * Excluding run-off businesses Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10

1 Strong cash flow generation Earnings on in-force support strong cash flows Higher capital requirements in the Netherlands of EUR 225 million related to increased longevity Excess capital Q4 2010 Other Longevity NL Release of required surplus New business strain Earnings on in-force Return on free surplus 3.3 0.1 0.1 0.6 3.8 (0.2) Excess capital development Q4 2010 (EUR billion) 0.3 (0.4) 2.0 1.3 1.7 2.1 Holding Operating units Excess capital Q3 2010 Operational cash flow EUR 1 billion

Aim to repurchase all core capital from Dutch State Fully repurchase 375m core capital securities (EUR 1.5bn + EUR 750m premium), funded by: Today’s equity offering Internal resources, including retained earnings and any proceeds from divestments Aim to achieve core capital of at least 75% of total capital by end 2012 Maintain strong capital position, both at operating units and at holding level Target a buffer at holding level of 1.5x annual holding expenses* in current environment * Holding expenses of in total approximately EUR 600 million per annum include interest expenses, coupons on perpetual capital securities, dividends on preferred shares and holding costs Dec 31, 2010 Full repurchase Dutch State Internal resources Equity issuance Dec 31, 2012 75% (10%) >6% 4% >75% Movement core capital ratio

Progress on Transamerica Reinsurance Limited long-term strategic fit with AEGON’s core businesses Reduction of relative weight of capital employed in the US Currently in negotiations with a party Progress in line with expectations Dublin Tokyo Seoul Paris Rio de Janeiro Mexico City Santiago Charlotte, NC Hong Kong Taipei Bermuda Madrid Sao Paulo

Sustainable earnings growth Improved risk-return profile Strong capital position Sustainable cash flows and dividends transformed significantly AEGON aims for sustainable earnings growth with improved risk-return profile

Sustainable earnings growth New base of underlying earnings in 2011, mainly as a result of strategic management actions Grow underlying earnings before tax on average 7-10% p.a.* from rebased level Further improve cost efficiency in established markets Improve the geographical balance of capital allocation Generate return on equity of 10-12% medium term Increase fee businesses to 30-35% of annual underlying earnings before tax by 2015 Execute on credit and interest rate risk reduction Improved risk-return profile Sustainable cash flows and dividends Improve operational free cash flow from current normalized level of EUR 1.0-1.2 billion by 30% by 2015 Pay a sustainable dividend based on free cash flow and capital position Maintain strong capital buffer Core capital of at least 75% of total capital by end of 2012 Strong capital position AEGON aims to deliver: * Underlying earnings in 2011 will be affected by strategic management actions. From this new base AEGON expects to grow underlying earnings before tax on average 7 to 10% per annum.

New base of underlying earnings in 2011, mainly due to strategic management actions New base of underlying earnings in 2011 New base of underlying earnings before tax in 2011, due to strategic management actions (full year impact): Potential divestment Transamerica Re (EUR 80 million) Wind down of small bank BOLI and COLI, reported in run-off (EUR 50 million) In addition, underlying earnings are expected to be negatively impacted by: Regulatory pension changes in Hungary and Poland (EUR 25 million) Execution

Grow underlying earnings before tax by, on average, 7% to 10% p.a.* Further improve cost efficiency in established markets Improve the geographical balance of capital allocation AEGON aims to deliver sustainable earnings growth Growth and improved cost efficiency in established markets US: Life & Protection: moderate growth augmented with cost savings Individual Savings & Retirement: growth of retail mutual funds and VA Employer Solutions & Pensions: double digit pensions growth NL: reduce costs in life and pensions, while continuing investments in distribution capabilities UK: reduce costs in life and pensions by 25% from 2009 levels by end of 2011 Growth in new markets Spain, Central & Eastern Europe, Asia, Latin America Asset management Execution Established markets New markets 2010 2015 * Underlying earnings in 2011 will be affected by strategic management actions. From this new base AEGON expects to grow underlying earnings before tax on average 7 to 10% per annum. ** Excluding holding costs Underlying earnings before tax**

Generate return on equity of 10% to 12% medium term Increase fee businesses to 30% to 35% of annual underlying earnings before tax by 2015 Execute on credit and interest rate risk reduction AEGON aims to improve its risk-return profile Increase fee business US: grow pensions, retail mutual funds and VA NL: grow pensions UK: focus on At-Retirement and Workplace Savings Emphasis on developing capital-light products Grow AEGON Asset Management Execute on credit and interest rate risk reduction Running off institutional spread-based business Wind down small bank BOLI and COLI De-emphasizing sales of fixed annuities Aim to fully hedge delta equity exposure of VA GMIB back book by the end of 2012 Execution US unhedged equity delta exposure in guarantees (USD billion) Mar-09 Jun-09 Sep-09 Dec-09 Mar-10 Jun-10 Sep-10 Dec-10 Fee earnings Non-fee earnings Underlying earnings before tax

AEGON aims to deliver sustainable cash flows and dividends Improve operational free cash flow from current normalized level of EUR 1.0-1.2 billion by 30% by 2015 Pay a sustainable dividend based on free cash flow and capital position Free cash flow generation: Aim to resume dividend payments on common shares after full repurchase of core capital securities Intent to pay a dividend over H2 2011 of EUR 0.10 in May 2012* Dividends may be paid in cash or stock at the election of the shareholder 2010 free cash flow EUR billion Operational cash flow 2.6 Investments in new business (1.3) Operational free cash flow 1.3 Holding expenses (0.6) Free cash flow 0.7 Execution * Market conditions permitting and assuming compliance with AEGON’s dividend policy – see slide 18

Sustainable earnings growth Improved risk-return profile Strong capital position Sustainable cash flows and dividends AEGON aspires to be a company that delivers:

Q&A

Appendix – dividend policy

AEGON’s dividend policy AEGON N.V. aims to pay out a sustainable dividend to allow equity investors to share in the performance of the company, which can grow over time if performance of the company so allows. After investment in new business to generate organic growth, capital generation in AEGON’s operating subsidiaries is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating subsidiaries in line with AEGON’s capital management and liquidity risk policies. AEGON N.V. uses the cash flows from the operating subsidiaries to pay holding expenses, including funding costs. The remaining cash flow from operating units to AEGON N.V. is available to execute AEGON’s strategy and to fund dividends on its shares, subject to maintaining the holding company targeted excess capital. Depending on circumstances, future prospects and other considerations, AEGON’s Executive Board may elect to deviate from this target. The Board will also take capital position, financial flexibility, leverage ratios and strategic considerations into account when declaring or proposing dividends on common shares. In normal circumstances, AEGON would expect to declare an interim dividend when announcing its second quarter results and to propose a final dividend at the Annual General Meeting of Shareholders for approval. Dividends would normally be paid in cash or stock at the election of the shareholder. The relative value of cash and stock dividends may vary. Stock dividends paid may, subject to capital management and other considerations, be repurchased in order to limit dilution. AEGON’s Executive Board currently intends to resume dividend payments on its common shares after the full repurchase of the Convertible Core Capital Securities issued to the Dutch State, which AEGON expects to occur by the end of June 2011. Absent unforeseen circumstances, AEGON’s Executive Board intends to propose a final EUR 0.10 dividend per common share at the Annual General Meeting of Shareholders in 2012 covering the second half of 2011. When determining whether to declare or propose a dividend, the Executive Board of AEGON has to balance prudence versus offering an attractive return to shareholders, for example in adverse economic and/or financial market conditions. Also, AEGON’s operating subsidiaries are subject to (local) insurance regulations which could restrict dividends to be paid to AEGON N.V. There is no requirement or assurance that AEGON will declare and pay any dividends.

Appendix – Q4 2010 results

Underlying earnings increased due to Americas and New Markets 510 484 543 Americas’ earnings up 6%, including benefit plan release of USD 38 million Earnings in the Netherlands lower due to adverse mortality and lower investment income Earnings in the UK impacted by GBP 25 million customer redress charge New markets rose due to the inclusion of asset management and the contribution of VA Europe, partly offset by investments in Asia 95 97 87 29 24 (6) 48 55 59 Americas (USD million) The Netherlands (EUR million) United Kingdom (GBP million) New Markets (EUR million) Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10

Operating expenses increased, mainly due to currency effects Compared with Q4 2009 operating expenses remained level at constant currencies Savings and lower benefit plan costs in the Americas were offset by restructuring costs FY 2010 operating expenses of EUR 3.4 billion increased 3% compared with 2009, mainly due to currency effects Excluding currency effects, restructuring and US employee benefit plan charges, operating expenses declined 2% during 2010 Americas The Netherlands United Kingdom New Markets Q4 09 Q4 10 Q4 09 Q4 10 Q4 09 Q4 10 Q4 09 Q4 10 Operating expenses* (EUR million) (GBP million) (EUR million) (USD million) * Please note that for comparison operating expenses from AEGON Asset Management for Q4 2009 have been taken out of Americas, the Netherlands and UK and have been included in New Markets

Net income driven primarily by strong underlying earnings

- Investment gains due to sale of multiple US mineral estates and normal trading in bond portfolios
- Impairments mainly due to US real estate related securities and Irish banks
- Other charges impacted by:
  - Wind down small bank BOLI and COLI and relocation Louisville operations: EUR 206 million
  - Consolidation asset management operations: EUR 12 million
  - Hungarian pension legislation changes: EUR 23 million
  - Hungarian bank tax: EUR 5 million

Underlying earnings to net income development in Q4 2010
(EUR million)



489
30
255
(133)
(258)
(28)
(37)
318
Underlying earnings before tax Q4 2010
Fair value items
Gains on investments
Impairment charges
Other charges
Run-off business
Income tax
Net income Q4 2010

22

AEGON

Strong pension business drives sales and deposits

- New life sales stable; higher pension sales in the Netherlands and strong sales in Central & Eastern Europe offset by declines in the Americas and the UK
- Gross deposits* up on higher US pension and variable annuity deposits partly offset by de-emphasized fixed annuity sales
  - Deposits were down due to strong asset management deposits in Q3
- VNB decreased following a change in business mix
  - VNB increased compared with Q3, driven by the Americas and the Netherlands

New life sales
(EUR million)


557
527
558
Q4 09
Q3 10
Q4 10

Gross deposits*
(EUR billion)


6.7
9.4
7.8
Q4 09
Q3 10
Q4 10

Value of new business
(EUR million)


216
120
141
Q4 09
Q3 10
Q4 10

* *Excluding run-off businesses*

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AEGON

93 32 113 Americas (USD million) New life sales stable at EUR 558 million Americas’ sales declined as higher retail sales were offset by lower reinsurance sales The Netherlands increased considerably due to sizeable pension contracts UK decreased as higher pension sales were offset by lower annuity sales New Markets: growth in CEE* and Asia offset by lower sales in Spain Robust new life sales demonstrate continued strong franchise United Kingdom (GBP million) The Netherlands (EUR million) New Markets (EUR million) 216 221 196 Q4 09 Q3 10 Q4 10 224 219 190 74 60 75 New life sales Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10 * Central & Eastern Europe

Continued strong gross deposits Gross deposits* of EUR 7.8 billion, an increase of 16% compared with Q4 2009 Strong asset management and US pension deposits Growth of variable annuities was offset by de-emphasized fixed annuities and lower inflows in retail mutual funds Net outflow* of EUR 0.5 billion mainly due to managed outflows of stable value solutions and withdrawals of fixed annuities FY 2010 net deposits* amounted to EUR 5 billion 4.6 0.5 1.5 1.2 7.8 Pensions Life Individual savings & retirement Asset management Total Gross deposits* Q4 2010 (EUR billions) * Excluding run-off businesses

US pension business benefits from high quality service offered US pension business continues to show strong results FY 2010 production of US pension net deposits rose 70% to USD 8.2 billion Withdrawal rates remain historically low at 12.2% as a result of the high quality service offered Q1 09 Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Pensions net deposits (USD billion) 1.3 0.7 1.1 1.7 2.9 2.0 1.3 2.0

Value of new business EUR 141 million, lower due to strategic change in business mix: lower margins in life reinsurance and lower sales of fixed annuities in the US higher pension sales were offset by lower life margins in the Netherlands decrease of margins and lower immediate annuity sales in the UK New Markets represents 18% of the total value of new business Internal rate of return amounted to 17% Value of new business Value of new business 66 23 42 Americas (USD million) United Kingdom (GBP million) The Netherlands (EUR million) New Markets (EUR million) 128 66 87 Q4 09 Q3 10 Q4 10 32 16 7 30 27 25 Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10

Shareholders’ equity decreases on lower revaluation reserves Shareholders’ equity development Q4 2010 (EUR billion) Q3 2010 Shareholders' equity Net income Change in revaluation reserves Change in foreign currency translation reserve Other changes* Q4 2010 Shareholders’ equity Shareholders' equity declines in Q4 as higher interest rates had a negative impact on the revaluation reserve Excluding the revaluation reserve, shareholders’ equity rose 17% during 2010 Positive revaluation reserve of EUR 1 billion at year-end 2010 18.0 0.3 (1.3) 0.3 (0.1) 17.2 * Other changes includes coupons on perpetuals and other

(753) Underlying earnings before tax increased 6% to USD 543 million, mainly due to a one time release of USD 38 million related to employee benefit plan, cost savings, growth of the pension business and improved financial markets New life sales decreased 9% as higher retail sales were more than offset by lower life reinsurance sales Net deposits* outflow USD 753 million as pensions and variable annuities inflows were more than offset by managed down stable value solutions and de-emphasized fixed annuities Americas Net deposits* (USD million) Underlying earnings before tax (USD million) New life sales (USD million) Q4 09 Q3 10 Q4 10 510 484 543 Q4 09 Q3 10 Q4 10 216 221 196 Q4 09 Q3 10 Q4 10 659 687 (753) * Excluding run-off businesses

95 97 87 93 32 113 496 687 (753) Solid underlying earnings before tax of EUR 87 million New life sales increased to a record EUR 113 million by securing a number of sizeable group pensions contracts Net outflows of EUR 260 million due to lower saving deposits as a result of lower interest offered The Netherlands (83) (260) Net deposits (EUR million) Underlying earnings before tax (EUR million) New life sales (EUR million) Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10

29 24 (6) (6) 27 17 10 224 219 190 Underlying earnings before tax decreased to GBP -6 million Life earnings were impacted by adverse mortality results Pensions recorded a loss due to a customer redress charge of GBP 25 million New life sales down 15%; annuity sales were lower due to a combination of lower market volumes, repricing and changes in commission structure United Kingdom Net deposits (GBP million) Underlying earnings before tax (GBP million) New life sales (GBP million) Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10

18 3,293 304 74 60 75 48 55 59 Underlying earnings before tax increased as a result of growth in VA Europe and the inclusion of asset management partly offset by investments in Asia New life sales improved due to business growth in CEE* and Asia Net deposits increased due to inflows of asset management Deposits were down due to strong asset management deposits in Q3 Nearly all country units reported positive net deposits, in total EUR 0.3 billion New Markets Net deposits (EUR million) Underlying earnings before tax (EUR million) New life sales (EUR million) Q4 09 Q3 10 Q4 10 Q4 09 Q3 10 Q4 10 * Central & Eastern Europe Q4 09 Q3 10 Q4 10

Limited exposure to peripheral European sovereigns actively reduced EUR million * Sept 30,2010 Dec. 31, 2010 Portugal 48 32 Greece 72 45 Ireland 90 32 Italy 107 112 Spain 1,218 904 * At fair value

Upcoming AEGON events March Citigroup Conference, New York City March 10, 2011 Morgan Stanley Financials Conference, London March 31, 2011 May Q1 2011 results and Embedded Value 2010 May 12, 2011 Annual General Meeting, The Hague May 12, 2011 June Analyst & Investor Conference, London June 21-22, 2011 August/October Q2 2011 results August 11, 2011 November Q3 2011 results November 10, 2011 December Analyst & Investor Conference, New York City December 6-7, 2011 BoA ML Conference October 5, 2011 Goldman Sachs Conference, Paris June 8, 2011

For questions please contact Investor Relations T: +31 70 344 8305 E: ir@aegon.com www.aegon.com P.O. Box 85 2501 CB The Hague The Netherlands